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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53204

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/07 (MM/DD/YY) AND ENDING 05/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RubinBrown Brokerage Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One North Brentwood Blvd.
(No. and Street)

St. Louis	Missouri	63105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald L. Esstman (314) 290-3384
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anders, Minkler, & Diehl, LLP
(Name – *if individual, state last, first, middle name*)

705 Olive Street 10th Floor	St. Louis	Missouri	63101
(Address)	(City)	(State)	(Zip Code)

PROCESSED
SEP 16 2008
THOMSON REUTERS

SEC Mail Processing Section
JUL 29 2008
Washington, DC

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Donald L. Esstman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RubinBrown Brokerage Services, LLC, as of May 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Donald L Esstman
Signature

Managing Member
Title

Deborah LeClaire
Notary Public

DEBORAH LeCLAIRE
Notary Public - Notary Seal
State of Missouri
Jefferson County
My Commission Expires Nov. 7, 2010
Commission # 06964879

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

AMD anders minkler & diehl llp

CPAs + Consultants

Independent Auditors' Report

Member
RubinBrown Brokerage Services, LLC
St. Louis, Missouri

We have audited the accompanying statement of financial condition of RubinBrown Brokerage Services, LLC as of May 31, 2008, and the related statements of operations and changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RubinBrown Brokerage Services, LLC as of May 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Anders Minkler & Diehl LLP

July 25, 2008

705 OLIVE • 10TH FLOOR • ST. LOUIS, MISSOURI 63101-2298 • (314) 655-5500 • FAX (314) 655-5501 • www.amdcpa.com

RubinBrown Brokerage Services, LLC
STATEMENT OF FINANCIAL CONDITION
May 31, 2008

ASSETS

ASSETS	
Cash	$ 10,952
Total Assets	$ 10,952

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 1,507
Total Liabilities	1,507
MEMBER'S EQUITY	9,445
Total Liabilities and Member's Equity	$ 10,952

RubinBrown Brokerage Services, LLC

STATEMENT OF INCOME AND CHANGES IN MEMBER'S EQUITY

For The Year Ended May 31, 2008

REVENUES	
Nonoperating income	$ 35,000
Total Revenues	35,000
EXPENSES	
Professional fees	2,323
Administrative expenses	2,324
Total Expenses	4,647
NET INCOME	30,353
MEMBER'S EQUITY, Beginning of year	6,092
DISTRIBUTIONS, net	(27,000)
MEMBER'S EQUITY, End of year	$ 9,445

RubinBrown Brokerage Services, LLC
STATEMENT OF CASH FLOWS
For The Year Ended May 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 30,353
Adjustment to reconcile net income to net cash provided by operating activities:	
Changes in assets and liabilities:	
Accounts payable and accrued expenses	(480)
Net Cash Provided by Operating Activities	29,873
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	3,000
Distributions to member	(30,000)
Net Cash Used in Financing Activities	(27,000)
INCREASE IN CASH	2,873
CASH, Beginning of year	8,079
CASH, End of year	$ 10,952

SUPPLEMENTAL SCHEDULE OF NON-CASH FINANCING ACTIVITIES:

In accordance with the expense-sharing agreement between the Company and RubinBrown LLP (the Parent) (Note D), the liability for the annual audit of $2,000 has been recorded as a capital contribution as such liability is the responsibility of the Parent.

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

RubinBrown Brokerage Services, LLC, a Missouri Limited Liability Company (the Company), is a single member limited liability company under the laws of the State of Missouri and is wholly-owned by RubinBrown LLP (the Parent), a CPA firm. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

Nature of Operations

The Company offers investment company products on an application-way or subscription basis. Investment products offered include private placement stock and limited partnership offerings. The Company also offers merger and acquisition services regarding valuations, financial forecasts and projections, strategic planning, market research, and financing alternatives. There have been no significant operations of the Company through May 31, 2008 other than start-up expenditures, professional fees, and regulatory registration fees.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term investments purchased with an original maturity of three months or less to be cash equivalents.

Income Taxes

No provision has been made for income taxes since the Company has elected to operate as a partnership for tax purposes and the income or loss of the Company is included in the income tax return of the member.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

B. RESERVE REQUIREMENTS

The Company is not obligated to report under the Securities and Exchange Commission (SEC) Rule 15c3-3 since it does not maintain customer accounts or hold securities. Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession or control requirement under Rule 15c3-3.

C. CAPITAL REQUIREMENTS

The Company is subject to the net capital rules of the SEC. Under these rules, a broker-dealer may not engage in any securities transaction at a time when its "aggregate indebtedness" exceeds by 15 times its "net capital," as those terms are defined by the rules. At May 31, 2008, the Company's net capital was $9,445 while required net capital was $5,000. The Company's ratio of aggregate indebtedness to net capital at May 31, 2008 was .16 to 1.

D. RELATED PARTY TRANSACTIONS

The Company has executed a written expense-sharing agreement with its Parent outlining the allocation of shared expenses incurred for rent, clerical services, technology, professional services, etc. The agreement states that the Company is not responsible for repaying any of the shared expenses. The Parent will pay for all such specified overhead expenses, including compensation of the manager, and the Company will pay only for its own direct operating expenses. In accordance with the terms of this agreement, the Company has recorded the liability for the audit of $2,000 at May 31, 2008 as a capital contribution as such liability is the responsibility of the Parent.

E. SIGNIFICANT TRANSACTION

The Company received a one-time special member payment from the NASD of $35,000 upon the consolidation of the NASD and the NYSE and the formation of FINRA in July 2007. This payment was recorded as nonoperating income for the year ended May 31, 2008.

Schedule 1

RubinBrown Brokerage Services, LLC

COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS, AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15c3-1

May 31, 2008

Member's equity	$ 9,445
Less net capital requirement	5,000
Net capital in excess of requirement	$ 4,445
Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 1,507
Aggregate indebtedness	$ 1,507
Ratio of aggregate indebtedness to net capital	.16 to 1

There are no differences between the audited Computation of Net Capital above and the Company's corresponding computation in the unaudited Part II A Focus Report.

AMD anders minkler & diehl llp

CPAs + Consultants

Independent Auditors' Supplementary
Report on Internal Control

Member
RubinBrown Brokerage Services, LLC
St. Louis, Missouri

In planning and performing our audit of the financial statements of RubinBrown Brokerage Services, LLC as of and for the year ended May 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting, as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13 or

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of

705 OLIVE • 10TH FLOOR • ST. LOUIS, MISSOURI 63101-2298 • (314) 655-5500 • FAX (314) 655-5501 • www.amdcpa.com

financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at May 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Anders Minkler & Diehl LLP

July 25, 2008

END